Richard Slansky
President & Chief Financial Officer
13855 Stowe Drive • Poway, CA 92064
(858) 375-2030 • Fax: (858) 375-1000
e-mail: Richard.Slansky@SpaceDev.com

February 14, 2008
VIA EDGAR
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re: SpaceDev, Inc. – Post Effective Amendment No. 4 to Form SB-2 (File No. 333-131778)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SpaceDev, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form POS AM (the "Registration Statement") to become effective at 5:00PM Eastern Time on February 14, 2008, or as soon as practicable thereafter. In connection with this request, the Company hereby acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

- The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning me at (858) 375-2030. Questions or comments with respect to this request may be directed to me directly by telephone or by facsimile at (858) 375-1000.

Very truly yours,

SpaceDev, Inc.

/s/ Richard B. Slansky

Richard B.  Slansky
President and Chief Financial Officer

cc:  Securities and Exchange Commission:
       Mr. Dan Morris

     Heller Ehrman LLP:
     Hayden J. Trubitt